Yukon-Nevada Gold Corp. Initiates Strategic Review to Maximize Shareholder Value

Vancouver, BC – April 18, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) ("YNG" or the "Company") announces that it has initiated a process to explore and evaluate potential strategic alternatives to maximize shareholder value. To that end, the Company has formed a Strategic Review Committee comprised of three members of YNG’s Board of Directors and has engaged Deutsche Bank Securities, Inc. and RBC Capital Markets as Financial Advisors to assist in the review and potential implementation of such strategic alternatives.

As part of the Strategic Review, the Financial Advisors will undertake a comprehensive analysis and evaluation of the prospects and options available to the Company, which may include a sale, business combination, joint venture, merger, acquisition, strategic investment or other alternatives identified by the Company or the Financial Advisors that will serve to maximize shareholder value.

Robert Baldock, CEO and Director, states, “The decision to initiate a Strategic Review process at this time coincides with attainment of our primary goal to turn-around operations and complete refurbishments at our Jerritt Canyon mining and milling facility. With these primary milestones now achieved, this is a natural and opportune time to review all options at our disposal to determine which tactical direction will add maximum shareholder value going forward.”

There can be no assurances that the Company will pursue or complete any of the strategic alternatives that are reviewed. The Board of Directors, via the Strategic Review Committee, will review all possible strategic alternatives presented, including the execution of YNG’s current business plan, and weigh the relative benefits of such alternatives to shareholders. The Company does not intend to disclose developments with respect to the progress of the Strategic Review process until such time as the Board of Directors approves or completes a transaction or otherwise determines that further disclosure is appropriate or required.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.